

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

<u>Via E-mail</u>
Frederick M. Pevow
Chief Executive Officer
Gateway Energy Corporation
1415 Louisiana Street, Suite 4100
Houston, TX 77002

>   **Re: Gateway Energy Corporation**
>   **Form 8-K Item 4.02**
>   **Filed March 13, 2013**
>   **File No. 000-06404**

Dear Mr. Pevow:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note your conclusion that it was "more appropriate" to reflect the charge regarding your unrealizable deferred tax assets against 2011 results of operations was the basis for non-reliance and restating your prior year financial statements. We also note the third paragraph suggests the recording of the deferred tax asset was appropriate as of December 31, 2011. Item 4.02(a) of Form 8-K is required when a determination is made that previously issued financial statements should no longer be relied upon because of an "error." Use of the phrase "more appropriate" coupled by other similar references or disclosures that further suggest your determination was appropriate does not, in our judgment, indicate a conclusion that an error was made. Please explain or revise to provide the facts and circumstances leading to the conclusion that an error had been made and characterize it as such throughout the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding our comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief